SONS OF GWALIA LTD
ABN 46 008 994 287

02 MAY -9 AM 10:09

GWALIA

FILE NBR 82-1039

PKL:KS:02.195
24 April 2002

02028902

Mr Samuel Wolff
Special Counsel
Securities & Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Washington DC, 20549
U.S.A.

SUPPL

Dear Sir

In accordance with Rule 12g3-2(b) of the Securities Exchange Act, we enclose herewith the following, which have been released to the Australian Stock Exchange:

- Letter Announcement regarding the Company's Sale and Purchase Contracts with Cabot Corporation, dated 24 April 2002.
- Media Release; "Cabot Corporation confirms Sales and Purchase Agreements with Sons of Gwalia Ltd", dated 24 April 2002.

Yours faithfully

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

for PETER LALOR
EXECUTIVE CHAIRMAN

cc: Jo Ann R Ward
Citibank NA
New York

Encl

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel (61-8) 9263 5555 Fax (61-8) 9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

SONS OF GWALIA LTD
ACN 008 994 287

GWALIA

PKL:EF:02.180
24 April 2002

The Companies Announcements Office
Australian Stock Exchange Ltd
20 Bond Street
Sydney NSW 2000

Dear Sirs

Sons of Gwalia Ltd. has successfully completed major expansions of both of its Greenbushes and Wodgina tantalum operations. These expansions were underpinned by long term fixed price, Sales and Purchase Agreements with its two major customers, Cabot Corporation and H C Starck. These contracts are for expanded volumes up to 2.5 million lbs. of tantalum concentrates per annum and extend to December 2005.

The Company has been advised and is aware of recent market speculation regarding the potential impact of legal action brought by Cabot Corporation, our major tantalum customer, and two of its customers regarding performance of contractual sales commitments. The Company has been further advised that this market speculation has focussed on the possibility of Cabot's dispute with its customers impacting on the Company's long term Sale and Purchase Contracts with Cabot.

The Company has now been advised by Cabot Corporation that, notwithstanding the outcomes of this legal action, Cabot will honour all of its commitments under tantalum sales contracts with Sons of Gwalia Ltd. The Company therefore expects to continue to deliver tantalum product in accordance with its sales contracts. This is in line with the statements made by the Company in its March Quarterly Report released to the ASX on 17 April 2002.

Yours faithfully

PETER LALOR
EXECUTIVE CHAIRMAN

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel: (61-8)9263 5555 Fax:(61-8)9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

MEDIA Release

GWALIA

24 April 2002

CABOT CORPORATION CONFIRMS SALES AND PURCHASE AGREEMENTS WITH SONS OF GWALIA LTD.

Sons of Gwalia Ltd. ("the Company") today released the following to the Australian Stock Exchange Ltd. in relation to its Sales and Purchase Agreements for tantalum with its major customer, Cabot Corporation.

"Sons of Gwalia Ltd. has successfully completed major expansions of both of its Greenbushes and Wodgina tantalum operations. These expansions were underpinned by long term fixed price, Sales and Purchase Agreements with its two major customers, Cabot Corporation and H C Starck. These contracts are for expanded volumes up to 2.5 million lbs. of tantalum concentrates per annum and extend to December 2005.

The Company has been advised and is aware of recent market speculation regarding the potential impact of legal action brought by Cabot Corporation, our major tantalum customer, and two of its customers regarding performance of contractual sales commitments. The Company has been further advised that this market speculation has focussed on the possibility of Cabot's dispute with its customers impacting on the Company's long term Sale and Purchase Contracts with Cabot.

The Company has now been advised by Cabot Corporation that, notwithstanding the outcomes of this legal action, Cabot will honour all of its commitments under tantalum sales contracts with Sons of Gwalia Ltd. The Company therefore expects to continue to deliver tantalum product in accordance with its sales contracts. This is in line with the statements made by the Company in its March Quarterly Report released to the ASX on 17 April 2002."

For more information please contact:

Peter Lalor, Executive Chairman
Mark Cutifani, Managing Director
David Paull, General Manager - Business Development

Or our home page on www.sog.com.au

Tel: (618) 9263 5555 Fax: (618) 9481 1271

mrel/02.191